August 17, 2006

Gregory S. Daily
Chairman of the Board and Chief Executive Officer
iPayment, Inc.
40 Burton Hills Boulevard, Suite 415
Nashville, TN 37215

> **Re:** **iPayment, Inc.**
> **and 14 listed guarantor-registrants**
> **Registration Statement on Form S-4**
> **Filed July 21, 2006**
> **Registration No. 333-135959**

Dear Mr. Daily:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Cover Page

2.   Please revise to list the subsidiary guarantees at the top of the cover page, along with the notes that you will issue in this offering. Also, please revise the description of the notes to indicate that they are fully and unconditionally guaranteed by the subsidiary guarantors.

3.   Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Industry and Market Data, page ii

4.   We note your statement that you cannot guarantee the accuracy or completeness of industry and market data obtained from various sources, including First Annapolis and The Nilson Report. It is not appropriate to disclaim information included in your registration statement. Please remove the disclaimer.

5.   Please provide supporting material, for all industry data used throughout your prospectus, marking the relevant sections for our review. Note also that if such information was prepared for the company in connection with the proposed offering, you must file a consent from the provider for the use of its name and the information attributed to it.

Summary

6.   We refer to the introductory paragraph of the summary and the defined terms for the different entities related to the registrant. Please revise here and throughout your prospectus to refer to iPayment Investors, Inc. by its full name rather than "Investors." The reference to "Investors" is otherwise confusing because in the general sense it can be easily interpreted to mean that you are referring to all of the investors of the registrant.

7.   Currently, your summary contains a lengthy description of your business that is more appropriate for the body of the prospectus. Much of this information is repeated in the Business section. Please limit your summary to a brief description of the company's business and avoid more the detailed disclosure that appears in the body of your prospectus.

8.   Please provide your website address.

The Company, page 1

9.   We note your statement on page 1 that you are a "leading" provider of credit and debit card-based services. Please provide support for this statement marking any materials provided to indicate those portions that support your statement. Also, disclose the measurement you are using in connection with your leadership status.

Our Competitive Strengths, page 3

10. To the extent you retain this section of the summary, please balance the disclosure with a summary of your competitive weaknesses or risks associated with your business. The cross-reference at the bottom of page 12 is not sufficient to balance the disclosure of competitive strengths.

The Exchange Offer, page 7

11. Please revise to disclose that broker-dealers who acquired the old notes directly from the issuer in the initial offering must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with the secondary resales and cannot rely on the position of the staff enunciated in the Exxon Capital no-action letter. Provide similar disclosure in the Plan of Distribution section of the prospectus.

The Exchange Notes, page 10

12. Please clarify when principal payments are due.

13. Please update your discussion on the ranking of the exchange notes to the most recent quarterly period. Also, please disclose the total amount of outstanding indebtedness as of that date. Similarly, update this disclosure in the Description of Notes section beginning on page 84.

14. Please revise to clarify that the guarantees are joint and several, full and unconditional.

Summary Historical Consolidated Financial and Unaudited Pro Forma Financial Data, page 13

15. Related to your presentation of Adjusted EBITDA, please tell us your basis for including EBITDA attributable to the acquisition of NPMG as if it had occurred on January 1, 2005. In addition, clarify how you have determined that expenses are "non-recurring." In doing so, please confirm that items described in such a manner are consistent with the guidance provided in Item 10(e)(ii)(B) of Regulation S-K and Question 8 of *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures*.

16. We note that you have included EBITDA and Adjusted EBITDA because you believe they provide potential purchasers of the notes with useful information in assessing your operating performance and as indicators of your ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. If you consider these financial measures to be both performance and liquidity measures as your description suggests, revise your presentation to include all of the information required by item 10(e) of Regulation S-K for a liquidity measure. Alternatively, revise to clarify management's use

of the non-GAAP financial measures. Refer to Question 12 of *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures*.

Risk Factors, page 16

17.   We note disclosure beginning on page 72 regarding numerous legal proceedings currently pending. We note further that in at least three cases, including: *Howard Ehrenderg Chapter 7 Trustee for the Estate of ITSV, Inc. v. Creditcards.com, Inc.; In re iPayment, Inc. Shareholders Litigation, Chancery Court for Davidson County: and, Bruns v. E-Commerce Exchange, Inc.* you are unable to determine that any failure to prevail in these matters would not have a material impact on your business. Please add a risk factors briefly discussing these matters and the risks they pose to your business should you not prevail in those proceedings. Consider risk factor disclosure for the contingent liability you reference in the penultimate paragraph on page 76.

Despite our level of indebtedness, we will be able to incur substantially more debt…, page 16

18.   Revise to remove the cross reference in the last sentence and briefly describe the qualifications and exceptions to the restrictions on your ability to incur additional debt.

The indenture governing the exchange notes and the credit agreement…page 17

19.   We note in the paragraph following the bullet points your statement that the new senior secured credit facility includes other "more restrictive" covenants. Please expand to describe how the covenants under the new senior secured credit facility are more restrictive than those already described in the bullet points. Consider separating the discussion on the restrictiveness of the secured credit facility for ease of readability.

The interest of our stockholders may not be aligned with your interests…page 19

20.   Please expand to name the parties who control Investors, including your CEO, Gregory Daily, and your President, Carl Grimstad.

21.   Please tell us whether your CEO, your president and parties related to them are also officers or directors of iPayment Investors. If so, please provide a separate risk factor discussing the conflict of interest resulting from the fiduciary duties owed to both entities.

We rely on our bank sponsors…page 22

22.   Please expand to discuss the termination dates of your agreements with your bank sponsors and to describe circumstances and procedures under which the agreements may be terminated. We note disclosure concerning the initial term of your agreements with sponsors on page 68. We note also that you are required to make payments to some of the

sponsors in the event that you transfer any of your interest in the merchant's portfolio dedicated to those sponsors.

We currently rely solely on common law to protect certain of our intellectual property…page 26

23.   Please expand the disclosure to describe in more detail the risks associated with the loss of your trademarks. If you believe the risks are not material to investors, please omit the risk factor.

The Exchange Offer, page 28

24.   We note your statement that the summary of the registration rights agreement "is not complete." A summary by its very nature does not and is not required to contain all of the detailed information that is in the agreement; however, if you elect to include a summary in your prospectus, it must be complete. Please revise to remove the statement that the summary is not complete.

25.   We note the reservation of your right to amend or extend the offer in the discussion under the heading, "Expiration Date; Extensions; Amendments" on page 31. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change. Revise as applicable throughout your prospectus, including on page 37 where you discuss waiver of any "conditions."

26.   We note disclosure under "Acceptance of Tendered Notes" on page 34 indicating that you will determine compliance with conditions in your sole discretion. We note similar disclosure under "Conditions" on page 37, which indicates that you will determine whether conditions have been satisfied in your judgment. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

27.   We note the disclosure at the top of page 35 indicating that you will return old notes not accepted for exchange *as soon as practicable* following the expiration date. Rule 14a-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer as applicable. Please revise here and throughout the document as necessary. Provide similar clarification in the letter of transmittal.

Acquisition of iPayment by Holdings and MergerCo, page 40

28.   Please expand your disclosure to provide additional information regarding the merger. Clearly state that the merger resulted in cashing-out the existing public stockholders and delisting iPayment's shares from Nasdaq. Disclose the amount per share paid to existing stockholders and describe the earnout payments referenced in the risk factor on page 17. Provide a current organizational chart, including your ultimate parent and its ownership

structure and each of your guarantor subsidiaries and other subsidiaries. Please also define "equity rollover" as it is used in the disclosure on page 6. Describe how the amounts were calculated and distributed, identify each party to the financing, and clarify to whom payments were made and for what purpose.

29.   Please explain the discrepancy between the $195.4 raised through the issuance of private notes and the $202.2 million disclosed on page 6.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 43

30.   Related to note (2) to the pro forma balance sheet, please explain why you have allocated the $20 million in transaction costs to other assets rather than including the amount in your purchase price allocation to the acquired assets. In addition, please tell us whether you are amortizing such costs and where the amortization has been reflected in the pro forma statements of operations.

31.   We note that you have allocated the entire excess purchase price to goodwill. We do not understand why absence of a final valuation precludes you from making a preliminary allocation. If you are unable to make a preliminary allocation, please disclose the assets that are likely to be impacted and the resulting effects on amortization.

32.   We note that you have agreed to pay the expenses of the exchange offer. Please confirm that your adjustment in note (1) to the pro forma statements of operations includes the effect of such costs.

Selected Consolidated Historical Financial Data, page 48

33.   Please revise to present the ratio of earnings to fixed charges for the latest interim period for which financial statements are presented in the document. When the ratio indicates less than one-to-one coverage, disclose the dollar amount of the deficiency. In addition, please disclose the ratios in the prospectus summary and include the detailed computation in Exhibit 12. Refer to Items 503(d) and 601 of Regulation S-K.

Management's Discussion and Analysis, page 49

Reserve for Merchant Losses, page 52

34.   Your disclosure of critical accounting policies lacks any quantitative analysis to provide the reader with insight to the sensitivity certain estimates may have to changes in assumptions and the related impact on your financial condition and results of operations. For example, it appears that changes in assumptions related to your reserve for merchant losses could have a material impact on expenses. Please revise accordingly. Refer to SEC Release 33-8350.

Three Months ended March 31 2006 Compared to Three Months Ended March 31, 2005, page 54

35.   Please expand your disclosure on the increase in selling, general and administrative cost to identify the other factors contributing to the 31% increase during the period. We note that the adoption of SFAS 123R only accounts for approximately 55% of the total increase for that period.

Liquidity and Capital Resources, page 56

Investing Activity, page 57

36.   Please expand to name the party to which you paid $9.5 million in earnout payments.

37.   Refer to the next-to-last full paragraph on page 57. Please revise to quantify the earnout payment mentioned here and to identify the recipient of that earnout payment.

Financing Activities, page 58

38.   Please disclose the payment dates for principal and interest and the maturity date under the $205 million revolving credit facility with Bank of America and JPMorgan Chase. Also disclose the principal amounts outstanding under this facility and the New Facility as of June 30, 2006.

Contractual Obligations, page 59

39.   Please revise to provide the text of footnote 1 in a paragraph immediately preceding the table rather than in a footnote. Please also expand your discussion on these earnout payments to identify the recipients of the payments and to explain the formula for calculating the amounts owed.

40.   Please revise the table to present the information as of the latest fiscal year end balance sheet date. Refer to Item 303 of Regulation S-K. In addition, revise to include interest in your table or a discussion in the text. Refer to FR-72, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Business, page 61

Marketing and Sales, page 67

41.   In the second paragraph on page 67, please expand to provide estimates of the percentage of revenues you generally pay the independent sales groups for their services.

Relationships with Sponsoring Banks and Processing Vendors, page 68

42.   Please define what constitutes a "material breach" of the agreements with your sponsors such that they may terminate their agreements with you as described in the second paragraph.

Management, page 77

Employment Agreements, page 78

43.   Please expand your discussion on the employment agreements for Gregory Daily and Carl Grimstad to disclose the terms of compensation and severance arrangements pursuant to the agreements. Also, please clarify whether Mr. Daily or Mr. Grimstad is entitled to terminate his agreement without cause and, if so, disclose the payments that each would be entitled to receive upon such termination.

Executive Compensation, page 79

44.   Please tell us why you have provided the information in footnotes (1) and (2) as footnotes to the summary compensation table. It is not clear how the footnote disclosure relates to the amounts shown in the table. Please revise as appropriate to clarify your disclosure.

45.   Please revise the references to footnote (2) in the "All Other Compensation" column to reflect footnote (3), if accurate.

46.   In footnotes (1) and (2), please include the exercise price for the shares held by executive officers and directors in connection with the merger.

47.   Please tell us why the fair value of restricted shares held by Mr. Whitson, as reflected in the table, is inconsistent with the amounts shown in footnotes (4) and (6). Provide similar clarification regarding the value of restricted shares held by Mr. Yazdian and Mr. Torino.

Aggregated option Exercises in 2005 and Year-end 2005 option Values, page 80

48.   Please expand footnote (1) to disclose the per share exercise prices.

Compensation of Directors, page 81

49.   Please tell us whether the amounts paid to directors on the Special Committee to evaluate the merger are included in the compensation table on page 79. It is unclear from the last paragraph on page 81 whether some of your executive officers served as directors on the Special Committee.

Principal Stockholders, page 82

50.   You state that iPayment GP, LLC is the limited partner of Holdings; however, the description of the authority granted to iPayment GP suggests that it is acting as the general partner. Please revise or advise.

51.   Please revise to clarify the ownership of Holdings. You state that it is a wholly-owned subsidiary of iPayment Investors, Inc., but the disclosure indicates that a separate entity, iPayment GP, holds a partnership interest in Holdings.

52.   Please revise to clarify the individual indirect percentage interest in iPayment, Inc. held by each of Mr. Daily and Mr. Grimstad.

Certain Relationships and Related Transactions, page 83

53.   Please expand to describe the relationships between your executive officers and the parties to the merger.

54.   In the table provided, please expand footnotes (1) and (2) to define the term "rolled over" and to disclose the value of the shares "rolled over."

55.   Please expand to include the other related party transactions described in footnote 11 to your financials.

Description of Certain Indebtedness, page 84

56.   Please provide a summary of your $205 million credit facility with Bank of America and JPMorgan Chase.

Description of Exchange Notes

Guarantees, page 106

57.   We note the list of events that will cause the note guarantee to be released discharged or terminated, on page 107. Please revise paragraph (3) of this section to more clearly explain the event.

Plan of Distribution, page 141

58.   Please clarify the manner in which broker or dealers may resell the exchange notes upon expiration of the 90 days the company has agreed to make the prospectus available for such sales.

Financial Statements, page 143

59.   Please tell us how you have applied the guidance in Rule 3-10 of Regulation S-X as it relates to financial statements for the subsidiary guarantors.

Revenue and Cost Recognition, page, F-8

60.   In sufficient detail, please explain the key differences between those merchant contracts in which revenue is recognized on a net basis as opposed to those in which revenue is recognized on a gross basis under EITF 99-19. Please tell us whether you are the primary obligor in all transactions and explain how you have made this determination. Please cite the relevant terms of your merchant contracts and tell us whether any other parties such as the processing vendor, card-issuing bank, or sponsoring bank are a party to your merchant contracts.

Impairment of Long-Lived Assets, page F-11

61.   Please revise to clarify how you have defined your asset groups in conducting impairment tests under SFAS 144. Specifically, address whether intangible assets are tested at the merchant level or some higher level and provide us with your basis for that determination.

Note 4 – Acquisitions, page F-14

Other Acquisitions, page F-15

62.   Please expand your disclosure to provide a brief description of the acquired businesses. In addition, disclose the primary reasons for each acquisition including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to paragraph 51 of SFAS 141. Finally, the aggregate cost of the acquired entities does not appear to reconcile to the intangible assets and goodwill recorded. Please revise your disclosure to clarify.

63.   Tell us how you considered Rule 3-05, Article 11 and Rule 1-02(w) of Regulation S-X in evaluating the individually insignificant acquisitions in the aggregate. Confirm that you included the contingent consideration as part of the total investment when calculating the tests of significance for your investments.

Note 11 – Related Party Transactions, page F-27

64.   Please revise to remove disclosure that all transactions with related parties were conducted at arm's length. Refer to paragraph 3 of SFAS 57.

Schedule II – Valuation and Qualifying Accounts, page F-29

65.   Revise to include the reserve for losses on merchant accounts.

In re iPayment, Inc. Shareholder Litigation, Chancery Court for Davidson County, 20th Judicial District, State of Tennessee, Lead Case No. 05-01250-I, page F-41

66.   Please confirm that the $1.3 million in legal costs to be reimbursed to the plaintiffs have been accrued in the financial statements.

Part II

Item 22. Undertakings

67.   Please revise to include the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Also, please omit the undertaking included in paragraph (b) of Item 22, since you are not eligible to incorporate by reference.

Exhibits

68.   We note the language in the penultimate paragraph of Exhibit 5.2 which limits the opinion to the State of Tennessee. This language implies that counsel is not giving an opinion on the Nevada law which is the specific law the opinion is intended to address with respect to the 1st National Processing, Inc. subsidiary guarantor. Item 601(b)(5) of Regulation S-K requires an opinion without any qualifications as to the relevant jurisdiction. Please provide an unqualified opinion with respect to 1st National Processing, Inc.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rachel Zablow, Staff Accountant at 202-551-3428 or Steven Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Mark L. Mandel, Esq. (*via facsimile*)